SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 17, 2010

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

17 May 2010

Dear Shareholder

This is the first time I am writing to you since I had the privilege of being appointed Chairman of BHP Billiton in late March. The purpose of this letter is to bring to your attention a matter of critical importance to our company: the Australian Government’s proposed super tax on the resources industry.

BHP Billiton Facts

BHP Billiton’s leading position in the global resources industry is well known. Around the world we have 100,000 employees and contractors, more of whom are employed in Australia than any other region. Our operations include highly productive and capital intensive long-life mines, processing plants, ports, railway lines and oil and gas assets.

Cash generated from this outstanding portfolio allowed us last year to invest a record US$11 billion in project development, thereby creating jobs, wealth and opportunity for all Australians. Additionally our 600,000 shareholders, 500,000 of whom are Australian investors, have also benefited from our long term investments which sustain dividends and create shareholder value.

We continued to invest and pay dividends through one of the most severe global recessions in history. No one doubts that BHP Billiton and the resources industry contributed to keeping Australia out of the global recession.

I would like to take this opportunity to thank our employees, their families and the communities that support them for the enormous contribution they have made to keep the Australian economy strong.

What we pay in taxes to Australian Governments benefits the whole community

BHP Billiton pays its fair share of taxes. Last year we paid A$6.3 billion to Australian Governments. We paid A$3 billion in Commonwealth Government company taxes, A$1.9 billion in State Government royalties and A$1.45 billion in Commonwealth Government petroleum taxes.

We have no issue with a review and reform of the tax system, but it must be conducted around sound principles. Any reform proposal must only apply to new investments: not to existing investments. Additionally any reform should not disadvantage the resources industry compared to other industries in Australia and it absolutely must not disadvantage the Australian resources industry compared to other countries. In other words, any reform must not destroy the necessary incentives to keep investing in Australia’s growth engine, the resources industry.

Australian Government’s proposed resources super tax

Historically, the stability and competitiveness of Australia’s tax system has been central to providing resources companies and investors with the confidence to invest billions of dollars in long life projects exposed to the risk of significant commodity price movements.

In a break with this successful tradition, two weeks ago the Commonwealth Government announced a proposal to opportunistically increase the tax on resources companies. The Government’s proposal would see the total effective tax rate on BHP Billiton’s Australian profits increase from 43% to 57% making the Australian resources industry the highest taxed in the world. This compares to a tax rate of 23% in Canada and a range of 27%-38% in Brazil. These are two of the largest resource rich countries that compete with Australia for investment, customers and jobs.

Australia’s resources industry did not happen by luck. The industry was built by generations of hard working Australians together with the investments made by companies and shareholders. The proposed super tax fundamentally, abruptly and unfairly changes the rules of the game.

Based on these proposed changes your Chief Executive Officer Marius Kloppers has already said that if the tax goes ahead it would seriously threaten Australia’s competitiveness, jeopardise future investments and adversely affect the future wealth and standard of living of all Australians.

In addition, the proposed tax will unfairly impact communities and working families across regional Australia, the people who provide essential goods and services to our industry, superannuation funds, individual shareholders and future generations.

It is not just the resources industry that will be impacted. The risk is that Australia could now be seen by the rest of the world as a less stable and less competitive place for long term investments. If this eventuates, the great work of Australians to build the strong economic foundation of the country over decades could be undermined, representing a crucial turning point for Australia.

Contributing to the debate

The significance of this proposal to impose such a material new tax on the Australian resources industry has created substantial public comment by many corporations, industry bodies and political leaders. We at BHP Billiton will seek to work constructively in this debate with the aim of ensuring fairness for all stakeholders and the continuation of Australia’s long term economic prosperity.

Keeping shareholders informed

We will be assessing our Australian operations and investment plans as details of the proposed tax become clearer and we will advise you as decisions are made.

We are in the process of planning shareholder information sessions around Australia so that the management team can update shareholders on BHP Billiton’s plans and prospects. I invite you to come along and take the opportunity to meet your management team. Full details of where and when the meetings will be held will be on our website (www.bhpbilliton.com) shortly.

Yours sincerely

Jac Nasser AO
Chairman

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street Melbourne Victoria 3000

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place London SW1V 1BH United Kingdom

The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077)
Date : May 17, 2010	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary